United States securities and exchange commission logo





                           April 5, 2023

       Stephen Ruffini
       Chief Financial Officer
       Village Farms International, Inc.
       4700-80th Street
       Delta, British Columbia, Canada
       V4K 3N3

                                                        Re: Village Farms
International, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 9, 2023
                                                            Item 2.02 Form 8-K
filed March 9, 2023
                                                            File No. 001-38783

       Dear Stephen Ruffini:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Cost of Sales, page 47

   1. Please disclose the facts and circumstances that resulted in lower potency flower inventory being older
than 12 months old causing the Company   s fourth quarter inventory
                                                        write down of $11,038.
       Net (loss) Income Atrributable to Village Farms International Inc., page
48

   2. You recognized a $43,299 goodwill impairment charge related to your U.S. Cannabis segment in 2022. Given
your limited discussion surrounding this impairment
                                                        charge, there is a
concern that investors may not understand the specific facts and
 Stephen Ruffini
FirstName   LastNameStephen     Ruffini
Village Farms   International, Inc.
Comapany
April       NameVillage Farms International, Inc.
       5, 2023
April 25, 2023 Page 2
Page
FirstName LastName
         circumstances that led to the impairment charges. Please disclose the specific adverse business, competitive and economic factors that led to the significant decline in this
         reporting unit   s fair value and provide an explanation as to why you
determined that you
         would not be able to overcome those adverse factors. Please refer to
Item 303(a)(3) of
         Regulation S-K and Sections 216 and 501.12.b.4 of the Financial Reporting Codification
         for guidance for disclosures of material impairment charges.
Cannabis Segment Results - Canada, page 51

3.       You state under "Cannabis Segment Results - Canada    that you present
a discussion of the
         operating results of Pure Sunfarms, before any allocation to Village Farms, which were not consolidated in your financial results for the period of January 1, 2020 to November 1,
         2020, and were only consolidated in your results for the years ended December 31, 2022 and 2021 and the period November 2, 2020 to December 31, 2020. As a result, we note your discussion of this segment's results for the year ended December 31, 2021 compared to the year ended December 31, 2020 as presented beginning on page 52 is not based on your GAAP results. Please revise this discussion to present and discuss your GAAP results.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Reconciliation of Net Income to Adjusted EBITDA, page 61

4.       We have the following comments regarding your non-GAAP measure,
Adjusted
         EBITDA:
             Please reconcile the $7,136 provision for (recovery of) income taxes to the $4,681 reflected on your consolidated statement of loss for the year ended
December 31,
            2022;
             You include adjustments for inventory write-down to net realizable value and share of loss on JV inventory impairment. Since inventory write-downs are normal
            expenses to operate your business, please tell us how you
considered the guidance in
            Question 100.01 of the Compliance and Disclosure Interpretations on
Non-
            GAAP Financial Measures; and
             You indicate in footnote (5) that the purchase price adjustments relate to the
            revaluation of Pure Sunfarms    inventory to fair value at the
acquisition date. Please
            explain why you would need such an adjustment in 2022. In this regard, we note that
            the Pure Sunfarms acquisition occurred in 2020 and we note that any cost impact
            associated with a change in the valuation of inventory usually turns over quickly.
            Also, in light of the nature of this adjustment, explain why the
$4,268 adjustment for
            2022 appears to increase your net loss for 2022.
5. You present and discuss Adjusted EBITDA for each of your operating segments. Please provide reconciliations for each of these non-GAAP measures for each period presented.
 Stephen Ruffini
FirstName   LastNameStephen     Ruffini
Village Farms   International, Inc.
Comapany
April       NameVillage Farms International, Inc.
       5, 2023
April 35, 2023 Page 3
Page
FirstName LastName
Critical Accounting Policies, page 63

6.       Note 11 discusses your goodwill and brand impairment analysis and discloses
         that throughout 2022, you recognized macroeconomic challenges, decreases in market capitalization, decreases in transaction multiples, and continued ambiguity in federal regulations with respect to the U.S. CBD market. We also note the significant assumptions applied to the determination of the recoverable amount of your goodwill and brands. Please expand your discussion of critical accounting policies to discuss the impairment testing, assumptions and critical estimates and address the following additional comments:
             Quantify the remaining goodwill, brand and trademarks related to your Cannabis -
              Canada and Cannabis United States reporting units.
             Disclose the macroeconomic challenges that impacted both cannabis reporting units;
             Clarify the nature of the continued ambiguity in the federal regulations with respect to the U.S. CBD market and address when they began; and
             Address how declines in your stock price and market capitalization impacted your impairment analysis. Specifically address how you considered your market capitalization in determining the estimated fair values of your reporting units. Refer to ASC 350-20-35-3C, ASC 350-20-35-22 to 24, and ASC
350-20-35-30.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), page
81

7. You present stock-based compensation as a separate line item in your consolidated statements of income (loss). Expenses related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees. Please reference SAB Topic 14-F and revise accordingly.
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page 85

8.       You discuss produce supply partner revenue within Management   s
Discussion and
         Analysis. Please tell us the nature of these arrangements and, with reference to the material terms of these arrangements, address your revenue recognition.
9. Under bill-and-hold arrangements, you bill customers for product to be delivered at a later date. Control typically transfers when the product is still in your physical possession, and title and risk of loss has passed to the customer. Revenue is recognized when all specific requirements for transfer of control under a bill-and-hold arrangement have been met.
          Please expand your disclosure to address the guidance in ASC 606-10-25-30 and 606-10-
         55-82 and 55-83 in determining when control transfers.
10. We note judgment is required in determining whether you are the principal or agent in certain transactions. You evaluate the presentation of revenue on a gross or net basis based on whether you control the service provided to the end-user and are the principal (i.e.
            gross   ), or you arrange for other parties to provide the service to the end-user and are an
 Stephen Ruffini
FirstName   LastNameStephen     Ruffini
Village Farms   International, Inc.
Comapany
April       NameVillage Farms International, Inc.
       5, 2023
April 45, 2023 Page 4
Page
FirstName LastName
         agent (i.e.    net   ). Please disclose the nature and material terms
of these transactions, and
         with reference to the guidance in ASC 606-10-55-36 to 55-40, separately quantify your revenues recognized on gross and net basis and disclose the indictors of control for gross presentation.
Note 19. Segment and Geographic Information, page 103

11. You present segment gross margin. However, we note that you also present segment net income (loss) and adjusted EBITDA in Management's Discussion and Analysis. Please
         clarify if your CODM uses gross margin or multiple segment performance measures to assess performance. If he uses multiple segment performance measures, address how you determined it was appropriate to disclose gross margin rather than net income (loss) in this footnote. Refer to ASC 280-10-50-22.
Item 2.02 Form 8-K filed March 9, 2023

Exhibit 99.1
General, page 1

12.      Please address our non-GAAP measure comments issued under your Form
10-K.
Fourth Quarter 2022 Financial Highlights, page 2

13. You disclose that excluding the write down, gross margin for Canadian Cannabis was
         40%. and Canadian Cannabis adjusted EBITDA was $4.7 million. Please disclose the U.S. GAAP most directly comparable financial measure with equal or greater prominence. Address this comment as it relates to U.S Cannabis and Village Farms
         Fresh adjusted EBITDA at the top of page 3.
14. We note that you disclose a line items for Cost of Sales, Gross Margin and Gross Margin
         %     Excluding Inventory Write Down. Since inventory write-downs are a normal expense
         to operate your business, please address the appropriateness of these Non-GAAP measures in light of the guidance in Question 100.01 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
Canadian Cannabis Financial Performance Summary, page 4

15. Please define total gross sales and with reference to Question 100.04 of the Staff's
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, please address the appropriateness of this measure. In this regard, it appears that this measure may be an individually tailored measure.
16. We note that you disclose a line items for Cost of Sales, Gross Margin and Gross Margin
         %     Excluding Inventory Write Down. Since inventory write-downs are normal expense
         to operate your business, please address the appropriateness of these Non-GAAP measures in light of the guidance in Question 100.01 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
 Stephen Ruffini
Village Farms International, Inc.
April 5, 2023
Page 5

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355
with any questions.



                                                          Sincerely,
FirstName LastNameStephen Ruffini
                                                          Division of
Corporation Finance
Comapany NameVillage Farms International, Inc.
                                                          Office of Industrial
Applications and
April 5, 2023 Page 5                                      Services
FirstName LastName